SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*


NAME OF ISSUER:  Gish Biomedical, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  376360103000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    January 2, 2001


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement:       (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   37636013000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)    (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   587,300

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  587,300

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   587,300

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   16.35%

14.      TYPE OF REPORTING PERSON:   PN

CUSIP NO.:   37636013000


1.       NAME OF REPORTING PERSON:   Howard F. Bovers

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)    (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   0

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  0

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0%

14.      TYPE OF REPORTING PERSON:   IN

Item 1.  SECURITY AND ISSUER

     On November 25, 1998, Asset Value Fund Limited Partnership ("Asset Value") and Howard F. Bovers filed a Schedule 13D in connection with their respective ownership of common stock, no par value per share ("Shares") of Gish Biomedical, Inc., a California corporation (the "Company" or "Gish"). Gish's principal executive offices are located at 2681 Kelvin Avenue, Irvine, California 92614. The capitalized terms used in this Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

     This Amendment No. 4 is filed to report (1) that based on information and belief, Mr. Bovers has sold all of his shares to unrelated party(ies) and therefore no longer is reporting Share ownership with Asset Value and (2) additional purchases of Shares by Asset Value.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the date of the last filing, Asset Value has acquired 54,700 Shares at an aggregate purchase price of $78,415.34, including brokerage commissions where applicable. Asset Value purchased the Shares with its cash reserves. Since the date of the last filing based on information and belief, Mr. Bovers has sold all of his Shares.


Item 5.  INTEREST  IN  SECURITIES  OF THE ISSUER.

     (a) As of the close of business on January 2, 2001, Asset Value owned an aggregate of 587,300 Shares, or approximately 16.35%.

     (b) Asset Value has the sole power to vote and dispose of 587,300 Shares, or approximately 16.35%.

     Percentage ownership is based upon the total Shares reported as outstanding in the Company's Form 10-Q for the period ended September 30, 2000.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit C -  Transactions in Shares for the past 60 days

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 3, 2001


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer and Secretary

                                   EXHIBIT C

                   Transactions in Shares for the Past 60 Days






                                NUMBER OF                        PRICE
  DATE                       SHARES PURCHASED                  PER SHARE*
--------                --------------------------         ------------------
12/19/00                          16,600                        .93130
12/21/00                           1,100                        .84375
12/27/00                           6,000                        .84375
12/28/00                           6,700                         .8572
12/29/00                           3,800                        .84375
01/02/01                           3,300                        .84375
*   Exclusive of brokerage commissions.